Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Updates Hathor Shareholders on Status of Premium Offer
Saskatoon, Saskatchewan, Canada, October 17, 2011 . . . . . . . . . . .
Cameco (TSX: CCO; NYSE: CCJ) today mailed to Hathor Exploration Ltd. (TSX: HAT) shareholders a letter from Tim Gitzel, president and CEO of Cameco. The letter should arrive in the next few days.
The content of the letter follows:
Dear Hathor Exploration shareholder:
You have a unique opportunity to receive an immediate and substantial premium by tendering to Cameco’s offer to acquire Hathor for $3.75 per share. However, the October 31, 2011 5:00 p.m. (Vancouver time) deadline is quickly approaching. Hathor shareholders who wish to take advantage of the offer need to ensure they do so prior to the expiry time of the offer.
While you need to make a decision regarding your Hathor shares, the reasons to accept our offer are straightforward.
An Attractive Premium Offer
Despite the recent turbulence in the markets and uncertainty about the future, Cameco’s offer has not been withdrawn or reduced and continues to offer an attractive premium of:
•	40% over Hathor’s closing share price on August 25, 2011 (the last trading day prior to the announcement of Cameco’s intention to make an offer)
•	33% over Hathor’s 20-day volume weighted average price as at August 25, 2011
•	31% over Hathor’s share price prior to the general decline in the share prices of uranium companies since March 2011.
Cameco’s fully funded, all-cash premium offer has insulated Hathor’s share price from recent market pressure. Since Cameco’s offer was announced on August 26, 2011, the share prices of Hathor’s peers have declined by over 14%1. If Hathor traded in line with its peers, Cameco’s offer would represent a significantly greater premium today.

[1]	Based on the average share price performance between August 26, 2011 and October 13, 2011 of selected peers including: A-Cap, Berkeley, Deep Yellow, Forsys, Laramide, Mega Uranium, Strathmore, Toro Energy, UEX and Ur-Energy.

Hathor shareholders can benefit from the all-cash offer that provides certainty of value and immediate liquidity.
Hathor Has Not Surfaced Any Alternative Offers
Nearly two full months have passed since Cameco commenced its premium offer. In that time, Hathor has released its preliminary assessment for the Roughrider Project, produced several press releases on drilling results, made public statements about its assessment of the importance of the Roughrider Project to the global uranium industry, and ran a process to solicit alternatives to Cameco’s premium offer. However, an alternative that would deliver better value to Hathor shareholders has not emerged. The lack of any alternative to our premium offer confirms that Cameco has made a full and fair offer for your shares.
The Best Alternative for Hathor Shareholders
As I have said before, Hathor’s management team has done an exceptional job of identifying and delineating the Roughrider deposit and has put Hathor shareholders in a good position to realize an attractive return on their investment. However, Cameco believes that Hathor’s inexperience as a mine developer has resulted in it significantly underestimating the costs, timelines and challenges of developing an advanced exploration stage project such as Roughrider. Cameco believes that the Roughrider deposit cannot be economically developed as a standalone operation with its own mining and milling facilities and related infrastructure. It is only due to Cameco’s existing infrastructure and obvious synergies in the region that we are currently able to justify making this attractive offer. Our premium offer allows you as a Hathor shareholder to realize full and fair value for your shares and monetize your investment today with no risk.
You can also choose to do nothing and bear the considerable risks and uncertainties of Hathor attempting to develop its assets over the course of many years and during a period of great global economic uncertainty. In addition to the significant technical difficulties of developing a uranium mine in the Athabasca region, continued development of the Roughrider deposit and Hathor’s other projects will require substantial additional funds. Additional equity financings, joint venture agreements or other transactions that are undertaken to raise funds could result in material dilution to existing Hathor shareholders.
You have an opportunity to earn a substantial premium by accepting Cameco’s all-cash offer to acquire Hathor for $3.75 per share. The offer expires soon, so please act now.
How to Tender Your Shares to the Offer
To take advantage of our offer, tender your shares prior to October 31, 2011 at 5:00 p.m. (Vancouver time) when our offer will expire, unless it is extended or withdrawn.

All questions regarding our offer and how to tender your shares should be directed to Kingsdale Shareholder Services Inc. at 1-888-518-1552 (toll-free in North America), or by email at contactus@kingsdaleshareholder.com.
Thank you in advance for taking the time to consider this offer.
On behalf of Cameco,
Tim Gitzel
President and Chief Executive Officer
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.
Advisors
CIBC World Markets Inc. is acting as financial advisor to Cameco in connection with the proposed take-over and Osler, Hoskin & Harcourt LLP is acting as Cameco’s legal counsel.
Caution Regarding Forward-Looking Information and Statements
Certain information contained in this news release constitutes “forward-looking information” (or “forward-looking statements”) within the meaning of Canadian and U.S. securities laws. All statements, other than statements of historical or present fact, constitute forward-looking information and typically include words and phrases about the future such as will, anticipate, estimate, expect, plan, intend, predict, goal, target, project, potential, strategy and outlook. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Cameco cautions the reader that such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking information. These risks, factors and assumptions include, but are not limited to: the assumption that Cameco will acquire a 100% interest in Hathor through the Offer; the risk of changes in the price of uranium; the assumption that there are no inaccuracies or material omissions in Hathor’s publicly available information and the risk that Hathor has not disclosed events or facts which may have occurred or which may affect the significance or accuracy of any such information; assumptions about anticipated operations and planned exploration and development activities; the risk of operating or technical difficulties in connection with mining or development activities; and the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in Cameco’s and Hathor’s most recent Annual Information Form and

MD&A on file with the Canadian securities regulatory authorities, which we recommend that you review for more information about these assumptions and risks. The information concerning Hathor contained in this press release has been taken from or is based upon Hathor’s publicly available documents on file with Canadian securities regulatory authorities. Neither Cameco nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for any failure by Hathor to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to Cameco. Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except to the extent legally required.
- End -
Hathor investor inquiries:
Kingsdale Shareholder Services
contactus@kingsdaleshareholder.com
1-888-518-1552 (toll free)
Cameco investor inquiries:
Rachelle Girard (306) 956-6403
Media inquiries:
Gord Struthers (306) 956-6593